Exhibit 99.1
Portuguese version shall prevail
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 25, 2024
1.Date, Time and place: April 25, 2024, at 10:00 a.m., exclusively through a digital system for remote attendance provided by Suzano S.A. (“Company”) pursuant to item II of Paragraph 2 of Section 28 of CVM Resolution No. 81, of March 29, 2022, as amended (“RCVM 81/22”) and pursuant to the rules set forward in the Shareholders’ Manual disclosed by the Company.
2.Call Notice: Notice was given in accordance with the call notice published on March 25, 26 and 27, 2024, in the printed version of the Correio da Bahia newspaper (pages 22, 22 and 38, respectively), as well as on the website of this newspaper and the O Estado de S. Paulo newspaper (Estadão), in compliance with Sections 124 and 189 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”).
3.Attendance: Shareholders representing over 77.16% of the common shares issued by the Company were present at the Annual General Shareholders’ Meeting (“ASM”) and 77.72% of the common shares issued by the Company were present at the Extraordinary General Shareholders’ Meeting (“EGSM” and, together with the ASM, the “AESM”), as expressed through Distance Voting Ballot and registration of attendance in the digital system for remote attendance provided by the Company, pursuant to item II of Paragraph 2 of Section 28 of RCVM 81/22. Also attended the meeting, Mr. Rubens Barletta, member of the Company’s Fiscal Council, Ms. Ana Paula Pessoa, independent member of the Board of Directors and Coordinator of the Statutory Audit Committee (SAC), and Mrs. José Vital Pessoa Monteiro Filho and Alessandra Arakaki, representatives of PricewaterhouseCoopers Auditores Independentes.
4.Opening and Board: The meeting was opened by Ms. Iva Maria Souza Bueno, pursuant to Article 8 of the Company’s Bylaws. Chairperson: Ms. Iva Maria Souza Bueno; Secretary: Ms. Marcella Caram Zerey.
5.Agenda: The chairman reported as follows. Annual General Shareholders’ Meeting: (i) examine the management accounts related to the fiscal year ended December, 31,2023; (ii) examine, discuss and vote on the financial statements of the Company for the fiscal year ended December, 31, 2023, and to review the management report for the aforementioned fiscal year; (iii) resolve on the allocation of net income for the fiscal year ended December, 31, 2023 and the distribution of dividends; (iv) set the number of members to be elected for the next term of office of the Company’s Board of Directors; (v) resolve on the election of the members of the Company’s Board of Directors; (vi) if the Fiscal Council is installed, define the number of members that will compose the Fiscal Council and resolve on the election of its members; and (vii) determine the overall annual compensation of the Company’s management and Fiscal Council, if installed, for the fiscal year of 2024. Extraordinary General Shareholders’ Meeting: (i) decide on the Company’s Performance Share Plan; (ii) decide on the Company’s Phantom Share Plan; (iii) decide on the increase in the Company’s share capital, upon capitalization of part of the Company’s Capital Increase Reserve balance; (iv) decide on the restatement of the Company’s Bylaws, to reflect the amendment of its

Exhibit 99.1
Article 5, subject to the resolution described in item 2.3 above, and the cancellation of treasury shares approved at the Board of Directors’ meeting dated January 26, 2024; and ; and (v) authorize the Company’s management to take all measures necessary to implementation of the approved matters, in accordance with the applicable law.
6.Documents: The 2023 financial statements were published in the Correio da Bahia and O Estado de S. Paulo (Estadão) newspapers, on February 29, 2024 and are available to the Company’s Shareholders, as well as copies of the Call Notice referred to in item 2 above, at the Company’s head office. In addition, the Shareholders were able to access, at the Suzano head office, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), (a) the Management Report and the individual and consolidated financial statements of the Company and their respective Explanatory Notes, all related to the fiscal year ended December 31, 2023, accompanied by the independent auditor’s report and the Fiscal Council’s opinion; (b) the Management Proposal containing the information required by Sections 11 to 15 and Annexes A, B, and C of RCVM 81/22; and (c) the Shareholders’ Manual, containing instructions for participation in the AESM.
7.Resolutions: The reading of the documents referred to in item 6 above, as well as the consolidated voting map of the votes cast through remote voting, which was made available for consultation by the present shareholders, was dismissed as they are known to the Company’s shareholders, pursuant to paragraph 4 of Section 48 of RCVM 81/22. The shareholders of the Company present at these General Shareholders’ Meetings resolved on the following, with abstentions being recorded in each case. The drafting of these minutes in summary form and their publication without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Section 130, of the Brazilian Corporations Law, was authorized.

At the Ordinary General Shareholders’ Meeting:
1.To approve, by majority vote, with the abstention of those legally prevented from voting, with 840,938,359 votes in favor, 42,069 votes against, and 149,321,708 abstentions, the accounts of the Company’s management for the fiscal year ended December 31, 2023.
2.To approve, by majority vote, with 840,788,934 votes in favor, 192,504 votes against, and 149,320,698 abstentions, the financial statements of the Company related to the fiscal year ended December 31, 2023, as well as to approve the Management Report and the independent auditors’ report related to such fiscal year.
3.To approve, by majority vote, with 870,677,048 votes in favor, 119,567,811 votes against, and 57,277 abstentions, the allocation of the net income for the fiscal year ended December 31, 2023, in the amount of fourteen billion, eighty-four million, eight hundred and forty-eight thousand, seven hundred and sixty-four Brazilian reais and twenty cents (BRL14,084,848,764.20), as follows:

Exhibit 99.1
4.four hundred and forty-three million, nine thousand, eight hundred and one Brazilian reais and fourteen cents (BRL 443,009,801.14), to the Legal Reserve, pursuant to paragraphs 1 and 2 of Section 193 of the Brazilian Corporations Law;
5.one hundred and eighteen million, nine hundred and fifty-nine thousand, five hundred and fifty Brazilian reais and ninety cents (BRL 118,959,550.90) to the Tax Incentives Reserve, pursuant to Section 195-A of the Brazilian Corporations Law;
6.one billion and five hundred million Brazilian reais (BRL 1,500,000,000.00) to the distribution of proceeds, corresponding to the amount declared and paid in the form of interest on equity in advance on account of the net profit for the fiscal year as calculated in the Company’s quarterly balance sheet dated September 30, 2023, as approved at the Board of Directors’ Meeting held on December 1, 2023;
7.ten billion, nine hundred and eleven million, two hundred and twenty-six thousand, two hundred and forty-four Brazilian reais and forty-five cents (BRL 10,911,226,244.45) to the Capital Increase Reserve, pursuant to item “d” of Article 26 of the Company's Bylaws; and
8.one billion, two hundred and twelve million, three hundred and fifty-eight thousand, four hundred and seventy-one Brazilian reais and sixty-one cents (BRL 1,212,358,471.61) to the Special Statutory Reserve, pursuant to item “d” of Article 26 of the Company's Bylaws.
a.To consign that due to the allocation of income proposed above, the balance of profit reserves will exceed (i) the amount of share capital under Section 199 of the Brazilian Corporations Law and the limits established the Statutory Reserve for Capital Increase (80% of the share capital) and for the Special Statutory Reserve (20% of the share capital) under letter “d” of Article 26 of the Bylaws so that, in compliance with such article 199 of the Brazilian Corporation Law, the Management proposes to apply the surplus amount of the Capital Increase Reserve, as an increase of the Company’s share capital without issuance of new shares, as per item 7.13 below.
9.To approve by majority votes, with 990,182,708 favorable votes, 63,854 contrary votes, and 55,574 abstentions, the setting at 9 (nine) of the number of members to be elected for the next term of office of the Board of Directors, pursuant to the Management Proposal.
10.To approve by majority votes, with 791,783,361 favorable votes, 197,918,225 contrary votes, and 584,050 abstentions, the election of the following members of the Board of Director by single slate, all with a term of office of 2 (two) years, to end on the date of the Annual General Meeting that will decide on the financial statements for the fiscal year ending on December 31, 2025: (i) Mr. David Feffer, Brazilian, divorced, businessman, enrolled in CPF/MF under No. 882.739.628-49, bearer of the Identity Card (RG) No. 4.617.720- 6 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address on Av. Brigadeiro Faria Lima, 1355, 21 th floor, Pinheiros, ZIP Code 01452-919, for the position of member of the Board of Directors; (ii) Mr. Daniel Feffer, Brazilian, married, businessman, enrolled in CPF/MF under No 011.769.138-08, bearer of the Identity Card (RG) No. 4.617.718-8 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address on Av. Brigadeiro Faria Lima, 1355, 21 th floor, Pinheiros, ZIP Code 01452-919,

Exhibit 99.1
for the position of member of the Board of Directors; (iii) Nildemar Secches, Brazilian, widower, mechanical engineer, enrolled in CPF/MF under No 589.461.528-34, bearer of the Identity Card (RG) No. 3.997.339-6 SSP/SP, resident and domiciled in São Paulo, state of São Paulo, with business address at Rua Viradouro, 63, conjunto 132, Itaim Bibi, ZIP Code 04 538-110, for the position of member of the Board of Directors; (iv) Gabriela Feffer Moll, Brazilian, married, businesswoman, enrolled in CPF/MF under No 315.806.998-98, bearer of the Identity Card (RG) No. 30.082.370-8 SSP/SP, resident and domiciled in São Paulo, state of São Paulo, with business address at. Av. Brigadeiro Faria Lima, 1355, 21th floor, Pinheiros, ZIP Code 01452-919, for the position of member of the Board of Directors; (v) Maria Priscila Rodini Vansetti Machado, Brazilian, married, engineer, enrolled in CPF/MF under No 036.618.448-22, bearer of the Identity Card (RG) No 8.812.418-6 SSP/SP, resident and domiciled in Campinas, state of São Paulo, with business address at Rua Doutor Antonio da Costa Carvalho, 500, apt. 31, Cambui, ZIP Code 13024-900, for the position of member of the Board of Directors; (vi) Paulo Rogerio Caffarelli, Brazilian, married, executive, enrolled in CPF/MF under No. 442.887.279-87, bearer of the Identity Card (RG) No 33813902 PR, resident and domiciled in São Paulo, state of São Paulo, with business address at Rua Doutor Renato Paes de Barros, 1017, 10th floor, Itaim Bibi, ZIP Code 031178-200, for the position of member of the Board of Directors; (vii) Paulo Sergio Kakinoff, Brazilian, married, businessman, enrolled in CPF/MF under No. 194.344.518-41, bearer of Identity Card (RG) No. 25.465.939-1 SSP SP, resident and domiciled in São Paulo, state of São Paulo, with business address at Alameda Barão de Piracicaba, 618, 10th floor, Campos Elíseos, ZIP Code 01216-012, for the position of member of Board of Directors; (viii) Rodrigo Calvo Galindo, Brazilian, married, businessman, enrolled in CPF/MF under No. 622.153.291-49, bearer of Identity Card (RG) No. 961.394 SSP/MT, resident and domiciled in São Paulo, state of São Paulo, with business address at Avenida Paulista, 901, 10th floor, ZIP Code 01310-914, for the position of member of the Board of Directors; and (ix) Walter Schalka, Brazilian, married, engineer, enrolled in CPF/MF under No. 060.533.238-02, bearer of Identity Card (RG) No. 6.567.956-8 SSP/SP, resident and domiciled in São Paulo, state of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 21th floor, Pinheiros, ZIP Code 01452-919, for the position of member of the Board of Directors.
a.The investiture of the members of the Board of Directors hereby elected or reelected, as the case may be, is subject to the signature of the respective investiture instrument, drawn up in the Company's own book, in which they will declare that they have not committed any crime that would prevent them from exercising commercial activity.
11.To approve, by majority vote, with 801,625,507 votes in favor, 181,595,409 votes against and 7,081,220 abstentions, the election of Mr. David Feffer, qualified above, as Chairman of the Board of Directors of the Company.
12.To approve, by majority vote, the election of Messrs. (i) Daniel Feffer, with 793,680,847 votes in favor, 189,879,668 votes against and 6,725,121 abstentions; and (ii) Nildemar Secches, with 745,716,342 votes in favor, 221,662,967 votes against and 22,922,827 abstentions, both qualified above, as Vice-Chairmen of the Company’s Board of Directors.

Exhibit 99.1
13.To approve, by majority vote, with 983,759,427 votes in favor, 113,708 votes against and 6,429,001 abstentions, the appointment of Messrs. (i) Rodrigo Calvo Galindo, (ii) Paulo Rogerio Caffarelli, (iii) Paulo Sergio Kakinoff and (iv) Maria Priscila Rodini Vansetti Machado as independent directors, as defined in Annex K to CVM Resolution No. 80, of March 29, 2022, as amended, and in B3’s Novo Mercado Listing Regulations, the minimum percentage required in said regulations having been duly met.
14.Considering the request received from shareholders owing more than 2% of the Company’s share capital, as allowed by the CVM Resolution No. 70, of March 22, 2022, and the indication of sufficient candidates in order to comply with the requirements of Section 161 of the Brazilian Corporations Law and Article 24 of the Company’s Bylaws, to approve the installation of the Company’s Fiscal Council, with (i) the definition of the number of members of the Company’s Fiscal Council in three (3) effective members and an equal number of alternate members, who will make up the Fiscal Council, with 982,621,454 votes in favor, 6,596 votes against, and 7,674,086 abstentions, and (ii) the following members being reelected to the Fiscal Council until the Annual General Shareholders’ Meeting that will deliberate on the financial statements for the year ending on December 31, 2024, registered the votes in favor, votes against and abstentions, as indicated bellow:

Elected through general election, (i) with 663,885,628 votes in favor, 65,471 against and 19,697,150 abstentions, Messrs. Luiz Augusto Marques Paes, Brazilian, married, lawyer, enrolled in CPF/MF under No. 045.320.388-47, bearer of the Identity Card (RG) No. 12.605.359-5 SSP/SP, resident and domiciled in São Paulo, state of São Paulo, with business address at Rua Gomes de Carvalho, 1306, 2nd floor, cj. 22, Vila Olímpia, Zip Code 04547-005, and Luciano Douglas Colauto, Brazilian, divorced, lawyer, enrolled in CPF/MF under No. 129.559.468-42, bearer of the Identity Card (RG) No. 17.470.546-3 SSP/SP, resident and domiciled in São Paulo, state of São Paulo, with business address at Rua Gomes de Carvalho, 1306, 2nd floor, cj. 22, Vila Olímpia, Zip Code 04547-005, for the positions, respectively, of effective and alternate members of the Fiscal Council; and (ii) with 663,885,576 votes in favor, 64,656 votes against and 19,698,017 abstentions, Messrs. Rubens Barletta, Brazilian, divorced, lawyer, enrolled in CPF/MF under No. 397.909.328-04, bearer of the Identity Card (RG) No. 3.540.429-2 SSP/SP, resident and domiciled in São Paulo, state of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5th floor, conjunto 52, República, Zip Code 01037-010, and Roberto Figueiredo Mello, Brazilian, married, lawyer, enrolled in CPF/MF under No. 532.755.358-20, bearer of the Identity Card (RG) No. 3.922.596 SSP/SP, resident and domiciled in São Paulo, state of São Paulo, with business address at Rua Líbero Badaró, 293, 27th floor, Centro, Zip Code 01009-907, for the positions, respectively, of effective and alternate members of the Fiscal Council.

Elected through separate election, with 321,914,331 votes in favor, representing the majority vote of the Company’s minority shareholders, pursuant to in paragraph 4 of Section 161 of the Brazilian Corporations Law, Messrs. Eraldo Soares Peçanha, Brazilian, married, accountant, enrolled in CPF/MF under No. 179.386.437-34, bearer of the Identity Card (RG) No. 020.809/09 CRC/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Avenida Prefeito Dulcidio Cardoso, 1400, apt. 1202, block I, Zip Code 22620-311, and Kurt Janos Toth, Brazilian, widower, economist, enrolled in CPF/MF under No. 193.789.557-20 and in CORECON/RJ under No. 07202, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Rua Ator Sebastião Vasconcelos, 342a, Recreio dos Bandeirantes, ZIP Code

Exhibit 99.1
22785-620, for the positions, respectively, of effective and alternate members of the Fiscal Council.

1.The investiture of the members of the Fiscal Council hereby elected or reelected, as the case may be, is subject to the signature of the respective investiture instrument, drawn up in the appropriate book, and the acceptance, by such members, of their respective titles by stating that they are fully aware of the law, fulfill all legal requirements for the exercise of said titles and are not prevented from exercising these titles by especial law or due to criminal conviction, or because they are under the effects of a penalty that prohibits, even temporarily, access to public offices, or by bankruptcy, malfeasance, graft or bribery, extortion, embezzlement or crimes against the consumer, against the national financial system, against antitrust laws, against consumer relations, public faith or property.

1.To approve, by majority vote, with 722,771,114 votes in favor, 232,617,055 votes against, and 34,913,967 abstentions, in accordance with the Management Proposal, the overall annual compensation of the Management and the Fiscal Council of the Company, in the total anual amount of up to two hundred and seven million, two hundred and forty-five thousand, one hundred and seventy-two Brazilian reais and sixty-seven cents (BRL 207,245,172.67), including: (a) up to twenty million, three hundred and twenty-eight thousand, forty Brazilian reais and twenty-one cents (BRL 20,328,040.21), corresponding to the fixed and variable compensation of the members of the Board of Directors; (b) up to one hundred and one hundred and eighty-five million, seven hundred and eighty-one thousand, six hundred and ninety-one Brazilian reais and five cents(BRL 185,781,691.05), corresponding to the fixed and variable compensation of the members of the Board of Executive Officers; (c) up to one million, one hundred and thirty-four thousand, four hundred and forty-one Brazilian reais and forty-one cents (BRL 1,135,441.41), corresponding to the fixed compensation of the members of the Fiscal Board. The corresponding amounts (i) include benefits of any kind; and (ii) does not include taxes and charges on compensation that are the responsibility of the Company, as per the guidance of the Annual Circular Letter SEP 2024.

At the Extraordinary General Shareholders’ Meeting:

1.To approve, by a majority of votes, with 744,671,162 votes in favor, 252,482,535 votes against, and 395,437 abstentions, the Company’s Performance Shares Plan, as set out in Exhibit VI to the Management Proposal.

1.To approve, by a majority of votes, with 744,591,220 votes in favor, 252,562,317 votes against, and 395,597 abstentions, the Company’s Phantom Shares Plan, as set out in Exhibit VII to the Management Proposal.

1.To approve, by a majority of votes, with 991,612,783 votes in favor, 7,489 votes against, and 5,928,862 abstentions, the increase in the Company's share capital, in the amount of ten billion Brazilian reais (BRL 10,000,000,000.00), without issuing new shares, under the terms of Section 169, § 1, of the Brazilian Corporations Law, to be paid in by capitalizing the balance

Exhibit 99.1
of the Reserve for Capital Increase, under the terms of Section 199 of the Brazilian Corporations Law.

1.As a result of the approval of this item 7.13, the new wording of Article 5 of the Company’s Bylaws will be as follows:

Article 5 – The Company’s share capital, fully subscribed and paid-in, amounts to nineteen billion, two hundred sixtynine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents (BRL 19,269,281,424.63), divided into one billion, three hundred and four million, one hundred seventeen thousand, six hundred and fifteen (1,304,117,615) common shares, all registered, bookentry and without par value.

1.To approve, by majority vote, with 1,030,844,583 votes in favor, 9,705 votes against, and 5,597 abstentions, the consolidation of the Bylaws of the Company, in order to reflect the amendment of its Article 5, which was the subject of the deliberation described in item “7.13” above, and the cancellation of twenty million (20,000,000) ordinary shares held in treasury, approved at the Board of Directors’ Meeting held on January 26, 2024, as set out in Item IX of the Management Proposal, as per Exhibit A to these minutes.

1.To authorize, by a majority of votes, with 997,475,579 votes in favour, 5,101 votes against, and 68,454 abstentions, the Company’s managers to take all necessary steps to implement the matters approved herein, in accordance with the applicable law.

8. Closure and Approval of the Minutes: Once the resolutions were closed, the Annual and Extraordinary General Shareholders’ Meetings were suspended for the time necessary to draw up these Minutes. After resuming the session, these Minutes were read, found to be in accordance with the discussions, approved and signed by those present, and the shareholders whose distance voting ballots were considered valid by the Company, as well as shareholders who registered their attendance through the electronic system for remote participation provided by the Company, were considered signatories to the minutes, pursuant to paragraph 1 of Section 47 of RCVM 81/22. The votes cast by the Distance Voting Ballots mechanism, pursuant to RCVM 81/22, were filed with the Company. The List of Present Shareholders is included in Exhibit B to these Minutes.

Salvador, April 25, 2024.

[The rest of the page was intentionally left blank.]

[Signatures page to the Minutes of the Annual and Extraordinary General Shareholders’ Meetings of Suzano S.A. held on April 25, 2024, at 10:00 a.m.]

Board:

Exhibit 99.1

______________________________	______________________________
Iva Maria Souza Bueno Chairperson	Marcella Caram Zerey Secretary

Exhibit A

CONSOLIDATED BYLAWS

BYLAWS

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

CHAPTER I
NAME, HEAD OFFICE, DURATION
AND PURPOSE

Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”).

Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Article 3 – The Company shall have indeterminate duration.

Article 4 – The objects of the Company are:

Exhibit 99.1
1.manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories;

1.formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest;

1.provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or brands licensed by or to the Company and/or its subsidiaries;

1.transportation, by itself or by third parties;

1.holding interest as a partner or shareholder in any other company or project;

1.operation of port terminals;

1.generation and sale of electricity;

1.rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

1.rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

1.operation of airports and landing fields.

CHAPTER II
CAPITAL STOCK AND SHARES

Article 5 – The Company’s share capital, fully subscribed and paid up, is nineteen billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 19,269,281,424.63) divided into one billion, three hundred and four million, one hundred and seventeen thousand, six hundred and fifteen (1,304,117,615) common shares, all registered, book entry and with no par value.

§ One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one

Exhibit 99.1
hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.

CHAPTER III
THE SHAREHOLDERS MEETING

Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.

Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an

Exhibit 99.1
attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV
THE MANAGEMENT

Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.

Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws.

§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.

Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.

SECTION I
THE BOARD OF DIRECTORS

Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.

§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them.

Exhibit 99.1
§ Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number.

Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be

Exhibit 99.1
consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Article 14 – The following shall be the attributes of the Board of Directors:

1.to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

1.if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

1.to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

1.if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

1.if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

1.if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

1.if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

1.if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

Exhibit 99.1

1.to monitor and evaluate the economic and financial performance of the Company;

1.to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;

1.to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”);

1.subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

1.if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

1.to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

1.if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

1.if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

1.to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;

1.to give a real guarantee of any nature, or to give a chattel mortgage;

1.to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

1.to sign any other contracts in accordance with defined limits of authority in relation to amounts;

Exhibit 99.1

1.to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

1.to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

1.to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

1.to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below;

1.if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as nonstatutory Executive Officer, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and

1.if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company.

Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

§ Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the

Exhibit 99.1
administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

1.to represent the Board of Directors in dealings with other parties;

1.to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

1.to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

1.to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.

Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II
THE STATUTORY EXECUTIVE BOARD OF OFFICERS

Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

Exhibit 99.1
§ One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Three – The managers are not permitted to give personal guarantees.

Article 19 – In the temporary absence:

1.of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

1.of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Exhibit 99.1
Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously

Article 21 – The following shall be attributions of the Statutory Executive Board of Officers:

1.to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

1.to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

1.to produce monthly interim financial statements and deliver them to the Board of Directors;

1.to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

1.to propose to the Board of Directors the approval of the procedures referred to in Articles 27 and 28 of these Bylaws;

1.to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

1.to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of

Exhibit 99.1
Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;

1.to open and/or close branch offices or warehouses throughout the whole of Brazil;

1.to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

1.to seek continuous improvement in the organizational climate and results.

Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.

§ One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

1.in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

1.representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

1.representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

Exhibit 99.1
1.representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Article 23 – The following are attributions of the Chief Executive Officer:

1.without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

1.to represent the Company in its public and private relationships at high level;

1.to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;

1.to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

1.to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

1.to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;

1.to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

1.to propose to the Board of Directors:

1.setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

1.decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

Exhibit 99.1
1.acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

1.formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.

CHAPTER V
THE AUDIT BOARD

Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

§ One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

CHAPTER VI
THE STATUTORY AUDIT COMMITTEE

Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

Exhibit 99.1
§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

§ Four – The SAC shall have the following duties:

1.evaluate the quarterly financial information, interim financial statements and financial statements;

1.supervise the financial area;

1.ensure that the Statutory Executive Board of Officers develops reliable internal controls;

1.ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

1.establish with the independent audit the work plan and the fee proposal;

1.issue opinions on the hiring, compensation and replacement of the services of the independent audit;

1.interact with the independent audit on matters related to the audit procedure;

1.evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

Exhibit 99.1
1.evaluate and monitor the Company’s risk exposures.

§ Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

CHAPTER VII
FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

1.a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

1.the amounts allocated to Contingency Reserves, if constituted;

1.the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and

1.the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

Exhibit 99.1
§ One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

Where:

“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article.

§ Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.

Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and

Exhibit 99.1
in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:

1.declare a semi-annual dividend, on account of the annual dividend;

1.raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

1.declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.

Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.

CHAPTER VIII
TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One – For the purposes of these Bylaws:

Exhibit 99.1
1."Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

1.“Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

1.“Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

1.“Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

1.“Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and

1.“Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.

§ Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the

Exhibit 99.1
provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

1.Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and

1.one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment.

§ Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law.

§ Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30.

§ Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.

Exhibit 99.1

§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).

§ Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.

§ Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER IX
SALE OF CONTROL

Exhibit 99.1

Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder.

CHAPTER X
PROCEDURES FOR NEW ACQUISITIONS

Article 32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the counter market trades.

§ Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above.

CHAPTER XI
LIQUIDATION

Article 33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XII
ARBITRATION PROCEEDING

Exhibit 99.1
Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement.

* * * *

Exhibit B

LIST OF SHAREHOLDERS

Pursuant to paragraphs 1 and 2 of Section 47 of CVM Resolution No. 81/22, the shareholders present are considered signatories of the minutes of this Meeting:

At the Annual General Shareholders’ Meeting

Shareholders present via the electronic participation system:

The Bank of New York ADR Department
By Proxy: Christiano Marques de Godoy, CPF: 000.001.540-78

Amundi Esg Global Low Carbon Fund; Amundi Funds; Amundi Index Solutions; BNP Paribas Easy Msci Emerging Esg Filtered Min TE; Candriam Equities L; Fidelity Funds - Latin America Fund; Jpmorgan Funds; Lcl Actions Emergents; Lpp I Global Equities Fund; MG Funds 1 Blackrock Emerging Markets Equity Fund; Most Diversified Portfolio Sicav; Onemarkets Fund; Schroder Investment Management Brasil; Stichting Juridisch Eigenaar Actiam Beleggingsfondsen; Stichting Juridisch Eigendom Fgr Vgz; e Stichting Pensioenfonds Voor de Architectenbureaus´
By Proxy: Christiano Marques de Godoy, CPF: 000.001.540-78

Ascese Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; e Dynamo Cougar Master – FIA
By Proxy: Bruno Pinheiro Lima Rapparini Soares, CPF: 132.354.527-10; and Gabriel Vieira Marx Andrade, CPF: 124.296.687-00

Exhibit 99.1

Alden Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Fundação Arymax; Jorge Feffer; Polpar S/A; Ruben Feffer; e Suzano Holding S A
By Proxy: Maria Cecilia de Castro Neves Ipinã CPF: 938.418.767-49

Shareholders present by means of a distance voting ballot:

By bookkeeper:

1895 Fonds Fgr; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abn Amro Funds (lux); Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Aegon Custody BV; Aegon Custody BV RE MM Emerging Markets Fund; Alaska Common Trust Fund; Alberta Investment Management Corporation; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; Allspring Coll Inves Tru Decl of Tru Esta Inv for em Ben Tru; American Heart Association, Inc.; Andra Ap-fonden; Antipodes Emerging Markets Fund; Antipodes Global Fund; Antipodes Global Fund - Long; Antipodes Global Shares (quoted Managed Fund); Aqr Emerging Equities Fund LP; Aqr Innovation Fund, L.P.; Aqr Ucits Funds; Arga Emerging Markets Equity Fund A Sub-fund of A. Funds Tru; Arga Emerging Markets EX China Fund, A Series of A; Arga Emerging Markets Select Fund, LP; Arga Emerging Markets Value Equity Cit Fund; Arga Emerging Markets Value Fund; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund - Aktien Emerging Markets Index; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Axa Investment Managers Schweiz AG ON Behalf of AX; Axa Rosenberg Equity Alpha Trust; Axa World Funds - Framlington Emerging Markets; Barclays Multi-manager Fund Public Limited Company; Benefit Funds Investment Trust - Emerging Markets; Betashares Climate Change Innovation ETF; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bmo Private Emerging Markets Equity Portfolio; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Bpi Brasil, Fundo de Investimento Aberto Flexivel; Brandes Emerging Markets Value Fund; Brandes Institutional Equity Trust; Brandes Investment Funds P L Company / Brandes e M V Fund; Brandes Investment Partners, LP 401(k) Plan; Brandes Investment Trust - Brandes Ins Emerging Markets Fund; Bridgewater Active Sustainable Equities, LP; Bridgewater Implementation Fund Iv, LLC; Bridgewater Pure Alpha Euro Fund, Ltd.; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; Brighthouse Funds Trust I-ssga Emerging Markets EN; British Columbia Investment Management Corporation; BW Dmo Fund, Ltd.; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Pension Plan Investment Board; Canada Post Corporation Registered Pension Plan; Candriam Global Emerging Markets Equities Fund LP; Cardano Global Sustainable Equity Fund; Caresuper; Cathay United Bank, IN Its Capacity as Master Coeib Fund; Catholic Responsible Investments International Equ; Causeway Emerging Markets Equity Cit; Causeway Emerging Markets Fund; Causeway Funds Plc; Causeway International Opportunities Fund; Causeway International Opportunities Group Trust; Causeway Multi-fund LLC - Emerging Markets Equity Series A; Central Provident Fund Board; Challenge Funds; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its

Exhibit 99.1
Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Claritas Long Bias Fundo de Investimento Multimercado; Claritas Long Bias Prev Fife FIM; Claritas Long Short Master Fundo Investimento Multimercado; Claritas Quant Master FIM; Claritas Quant Master II FIA; Claritas Total Return Master FIM; Claritas XP Long Bias Previdência Fife Fundo de Investimento; Claritas XP Total Return Previdência Fife Fundo de Investime; Clinton Nuclear Power Plant Qualified Fund; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Colorado Public Employees Ret. Association; Columbia em Core Ex-china ETF; Commingled P T F (em M E) of JP M Chase Bank; Commingled Pen TR FD (activebuilders em Mkts Eq) of Jpmcb na; Commingled Pension Trust Fund (emerging Markets Equity Index; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Emerging Markets Fund 2; Commonwealth Emerging Markets Fund 4; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 16; Commonwealth Specialist Fund 4; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; Cordius B; Cust. B. O. J. Ltd. A. T. F. R. B. L. A. T. F. J. G. D. M. F; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. as Trustee for Emergin; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Danske Invest Sicav - Global Emerging Markets; Dela Natura- EN Levensverzekeringen N.V.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Diversified Real Asset Cit; Dodge Cox Emerging Markets Stock Fund; Drz Emerging Markets, LP; Dws Latin America Equity Fund; Earnest Institutional LLC; Eastspring Investments; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; em Brazil Trading LLC; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets EQ Fund A Series of 525 Market ST Fund LLC; Emerging Markets Equity Fund; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Select ETF; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Emerging Markets Large/Mid Cap Fund; Employees Retirement Fund of the City of Dallas; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Eurizon Capital Sgr S.P.A; Eurizon Emerging Leaders Esg 50 - Gennaio 2027; Eurizon Emerging Leaders Esg 50 - Luglio 2026; Eurizon Emerging Leaders Esg 50 - Novembre 2026; Eurizon Emerging Leaders Esg 50 - Settembre 2026; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Ewp PA Fund, Ltd.; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; Federated Hermes Global Allocation Fund; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Group Trust for Emp Ben Plans: Fiam Emer Mkts Com Pool; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fiam Select Global Plus All Cap Commingled Pool; Fidelity Advisor Series Viii: Fidelity Advisor F. e.M. Fund; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Institutional Funds Icvc - Select em MA EQ Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Sai Sustainabl; Fidelity Investment Trust: Fidelity

Exhibit 99.1
Series Emergin; Fidelity Investment Trust: Fidelity Series Sustain; Fidelity Investment Trust: Fidelity Sustainable em; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investment Trust: Fidelity Total International EF; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust Gll Fund Plc - First TR Emerg Mkts Alph Ucits ET; First Trust Global F Plc - First T G e Income Ucits ETF; First Trust Latin America Alphadex Fund; Fisher Investments Institutional Funds Public Ltd Company; Flexshares Esg and Climate Emerging Markets Core Index Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Fmr Capital Inc.; Ford Motor Company of Canada, L Pension Trust; Franklin Fund Allocator Series - Franklin Global A; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Investment Funds; Freedom 100 Emerging Markets ETF; Fulcrum Funds Spc-fulcrum Energy-infraest-renewables Fund SP; Fulcrum Liquid Real Assets Fund; Fundamental Low V I e M Equity; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; Gam Investment Management (switzerland) AG F Z I I-z A e M P; Genus Emerging Markets Equity Componet; Global Trust Comp Fbo Aqr Collec Inv Trust-aqr e e C I Fund; Gmo Climate Change Fund, A Series of Gmo Trust; Gmo Climate Change Investment Fund, A Sub-fund of; Gmo Climate Change Select Investment Fund, A Sub-f; Gmo Climate Change Trust; Gmo Global R Return (ucits) F, A Sub-fund of Gmo Funds Plc; Gmo Implementation Fund, A Series of Gmo Trust; Gmo Resource Transition Fund, A Series of Gmo Trus; Gmo Resources Fund, A Series of Gmo Trust; Gmo Resources Ucits Fund, A Sub-fund of Gmo Invest; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government Employees Pension Fund; Government Pension Fund; Guidestone Funds Emerging Markets Equity Fund; H.e.S.T. Australia Limited; Halliburton CO Employee Benefit Master Trust; Handelsbanken Brasilien Tema; Handelsbanken Emerging Markets Index; Handelsbanken Global Index Criteria; Handelsbanken Latinamerika Tema; HC Capital Trust the Emerging Markets Portfolio; Helsana Versicherungen AG; Hexavest Emerging Markets Fund; Houston Municipal Employees Pension System; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; IG Jpmorgan Emerging Markets Fund; IG Jpmorgan Emerging Markets Fund II; Illinois Municipal Retirement Fund; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Intech Global All Country Enhanced Index Fund LLC; International Equities Passive B Unit Trust; International Equity Fund; International Expatriate Benefit Master Trust; International Monetary Fund; Invesco Cleantech ETF; Invesco Funds; Invesco Investment Management Ltd, Acting as Manag; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Emerging Markets Esg Universal Screen; Invesco Msci Global Timber ETF; Invesco Oppenheimer Global Multi-asset Growth Fund; Investerings Foreningen Danske Invest; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investeringsforeningen Nordea Invest Emerging Mkts e. KL; Investeringsforeningen Sparinvest Index Emerging Markets; Investeringsforeningen Syd Invest; Investors Group Trust Company Limited; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Multifactor Emerging Markets ETF; Ishares Edge Msci Multifactor Global ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi

Exhibit 99.1
Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Jnl Emerging Markets Index Fund; John Hancock Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; JP Morgan Chase Retirement Plan; Jpmorgan - IG Emerging Markets Pool II; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Emerging Markets Equity Core ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpool 1; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Investin Pro, Velliv Emerging MA; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Ld, Smart Beta-mandat; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kapitalforeningen Sampension Invest, Gem Enhanced; Kolumban II - Aktien Welt; Kraneshares Msci Emerging Markets EX China Index e; Lattice Emerging Markets Strategy ETF; Lazard Global Active Funds, Plc; Legal & General Collective Investment Trust; Legal & General Diversified Fund; Legal & General Future World Esg Emerging Markets; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Ccf; Legal General U. ETF P. Limited Company; LF Wales PP Emerging Markets Equity Fund; Lgiasuper Trustee; Lgps Central Emerging Markets Equity Active Multi; Lgps Central Global Equity Active Multi Manager FU; Liontrust Investment Funds I - Liontrust Latin America Fund; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Emerging Markets Fund; Mackenzie Emerging Markets Large Cap Fund; Mackenzie Emerging Markets Opportunities Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Mainstay Candriam Emerging Markets Equity Fund; Mainstay VP Emerging Markets Equity Portfolio; Managed Pension Funds Limited; Management Board Public Service Pension Fund; Manulife Emerging Markets Fund; Manulife Investment Manag Emerging Markets Equity Pooled Fun; Manulife Sobeys Mfs Emerging Markets Fund UT; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Mbb Public Markets I LLC; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Mfs Development Funds, LLC; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Research Fund; Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Resea; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Ministry of Economy and Finance; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Global Funds; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Esg Fund, L.P.; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Ex-china Equity Fund, L.; Mondrian Master Collective Investment Trust; Morgan Stanley Funds (uk) Multi-asset Sustainable; Morgan Stanley Funds (uk) Multi-asset Sustainable; Morgan Stanley Invest. Funds G. Balanced Sustainable Fund; Morgan Stanley Investment Funds Global Balanced Defensive FU; Morgan Stanley Investment Funds Global Balanced Fund; Morgan Stanley Investment Funds Global Balanced Income Fund; Motor Trades Association of Australia Superannuation F P L; Msci Acwi Ex-u.S. Imi

Exhibit 99.1
Index Fund B2; Msci Equity Index Fund B - Brazil; Nat West BK Plc as TR of ST James PL Emer Mkts Unit Trust; Nat West BK Plc as TR of ST James PL GL Emer Mkts Unit Fund; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Elevator Industry Pension Plan; National Employment Savings Trust; National Philanthropic Trust; National Westminster Bank Plc as Trustee of ST. JA; New Airways Pension Scheme; New Ireland Assurance Company Public Limited Company; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Teachers Retirement System; Ngs Super; Nomura Funds Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Nordea 2 Sicav; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Now: Pension Trustee Limited IN Its Capacity as TR; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nuveen/Sei Trust Company Investment Trust; Ohio Police and Fire Pension Fund; Oklahoma Public Employees Retirement System; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Pace Int Emerg Mark Equity Investments; Pacific Capital Ucits Funds Plc; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; People S Bank of China; Pepsico Inc. Master Retirement Trust; Peregrine Global Funds Pcc Limited; Pgim Funds Public Limited Company; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pingroup Collective Investment Trust; Pinnacle Icav - Antipodes Global Fund Long - Ucits; Pinnacle Icav - Antipodes Global Fund Ucits; Platinum Capital Limited; Platinum Global Fund; Platinum International Fund; Platinum Unhedged Fund; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Prime Super; Principal Funds, Inc - Diversified Real Asset Fund; Principal Funds, Inc-international Emerging Markets Fund; Principal Life Insurance Company; Principal Variable Contracts Funds Inc Int Emerg Mar Account; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Public Employees Pension Plan; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employees' Long-term Care Fund; Public Sector Pension Investment Board; Qsuper; Quilter Investors Timber Equity Fund A Sub Fund of; Rbc Vision Global Energy Transition Fund (incubato; Regime de Retraite D Hydro-quebec; Robeco Capital Growth Funds; Robeco QI Cust Sust Eme Mkts Enhanced Index Equities Fund; Robusta Emerging Markets Equity Fund; Russel Emerging Markets Equity Pool; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Tax-managed International; Russell Investment Company Tax-managed Real Assets; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Global Shares Index Fund; Russell Investments Real Assets; Russell Investments Sustainable Global Shares EX F; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schroder International Selection Fund; Schroder Intl Selection F - Latin American; Schroder Intl Selection Fd-emerging Mkts; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund;

Exhibit 99.1
Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Seed Capital em EX China Portfolio of Allspring GR; Sei Global Master Fund Plc - the Sei Factor Alloca; Sei Global Master Fund Plc, the Sei Emerging Mkt Equity Fund; Sei Inst Int Trust em Mkts Equity Fund; Sei Institutional Investments Trust- Emerging Markets e Fund; Shell Foundation; Shell TR (berm) Ltd as TR O Shell OV Con P F; Skagen Kon-tiki Verdipapirfond; Southern Company System Master Retirement; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spp Aktieindexfond Global; Spp Emerging Markets Sri; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of Connecticut Acting T. Its Treasurer; State of Minnesota State Employees Ret Plan; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets e N-l C Trust Fund; State Street Emerging Markets Equity Index Fund; State Street Global A Lux Sicav - SS em Sri Enhanced e F; State Street Global A. L. S. - S. S. e. M. Esg S. e. e. F.; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; State Treasurer of Mich Custodian of Public S Empl Rtmnt S; Stichting Bedrijfstakpensioenfonds V H Beroepsvervoer O D WE; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Bewaarder Beleggingen Menzis; Stichting Depositary Apg Eme Multi Client Pool; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Hoogovens; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Werk EN (re)integratie; Stichting Pensionenfonds Van de Metalektro (pme); Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Stk Long Biased Master Fundo de Investimento em Ações; Stk Long Only FIA; Storebrand Sicav; Sun America Series Trust-emerging Markets Por; Sunamerica Series Trust SA Emerging Markets Equity; Superannuation Funds Management Corporation of S Australia; Sutter Health Master Retirement Trust; Sydbank A/S; Symmetry Panoramic Global Equity Fund; Symmetry Panoramic International Equity Fund; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T. Rowe Price QM Global Equity Fund; T.Rowe P.International Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement Allowances; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; Teachers Retirement System of the State of Illinois; Texas Permanent School Fund Corporation; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Bunting Family VI Socially Responsible LLC; the Church Commissioners for England; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master TR BK of Jp,ltd as TR of Schroder Brics EQ Mthr F; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as Tos Latin Aemf; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee FO; the Master Trust Bank of

Exhibit 99.1
Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400038099; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary A. of S. A. as. A. of the F. S. D. Fund; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Pension Reserves Investment Management Board; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the United Nations Joints Staff Pension Fund; Threadneedle Investment Funds Icvc - Latin America; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; TM Fulcrum Diversified Absolute Return Fund; TM Fulcrum Diversified Liquid Alternatives Fund; Total International EX U.S. I Master Port of Master Inv Port; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Trinity College Cambridge; Trph Corporation; True Potential Adm Llp Oeic 2 True Potential Pictet Aggressi; True Potential Adm Llp Oeic 2 True Potential Pictet Balanced; True Potential Adm Llp Oeic 2 True Potential Pictet Cautious; True Potential Adm Llp Oeic 2 True Potential Pictet Defensiv; True Potential Adm Llp Oeic 2 True Potential Pictet Growth; U.S Steel Retirement Plan Trust; Ui-e - J P Morgan S/A DTVM; Uni-global Equities Emerging Markets; Unicare Savings Plan; United Corporations Limited; Universal Invest Luxembourg SA ON Behalf of Univest; Utah State Retirement Systems; Utd Nat Relief and Works AG for Pal Refugee IN the Near East; Valic Company I - Emerging Economies Fund; Valic Company I Global Strategy Fund; Vanderbilt University; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: Emerging Markets Portfo; Variable Insurance Products Fund Ii: International; Verdipapirfondet Dnb Global Emerging Markets; Verdipapirfondet Dnb Global Emerging Markets Indek; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Versus Capital Real Assets Fund LLC; Virginia Retirement System; Voya Emerging Markets Index Portfolio; Voya Multi-manager Emerging Markets Equity Fund; Voya Vacs Index Series em Portfolio; Voya Vacs Series Eme Fund; Warman Investments Pty. Limited; Washington State Investment Board; Wells Fargo (lux) Worldwide Fund; Wells Fargo Advant Emerging Markets Equity Fund; West Virginia Investment Management Board; West Yorkshire Pension Fund; Wisdomtree Emerg Mkts Quality Div Growth Fund; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Ex-china Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; Wisdomtree Emerging Markets Multifactor Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; e Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

Sent directly to the Company:

Evolve Master Fundo de Investimento em Ações; Finacap Icatu Previdenciario Fife FIA; Finacap Mauritsstad Fundo de Investimento em Ações; FW Capital Master Fundo de Investimento em Ações -; Itaú Prev Master Verde AM FI Multimercado; Kapitalo Alpha Global Master FIM; Kapitalo K10 Master Fundo de Investimento Multimercado; Kapitalo K10 Previdência Master FI; Kapitalo K10 Previdncia II Master Fundo de Investimento Mult; Kapitalo Kappa Previdência Master Fundo de Investimento Mult; Kapitalo Kappa Previdncia II Master Fundo de Investimento MU; Kapitalo Master I Fundo de Investimento Multimercado; Kapitalo Master II Fundo de Investimento Multimercado; Kapitalo Master V FI Multimercado;

Exhibit 99.1
Kapitalo Omega Previdência Master FIM; Kapitalo Sigma LLC - Bem - Distribuidora de Titulos e Valore; Kapitalo Tarkus Master FI em Ações; Kapitalo Zeta Master Fundo de Investimento em Ações; LG Event Driven Master Plus FIM Investimento no Exterior; Lis Fife Previdenciario Qualificado FIA; Lis Value Fundo de Investimento em Ações; Skopos Blue Birds FIA; Skopos Master Fundo de Investimento em Ações; Skopos Mib Imat Fundo de Investimento em Ações; Verde AM Ações Master Fundo de Investimento em Ações; Verde AM B Long Bias Previdenciario Fife Fundo de Investimen; Verde AM B Previdência Fife Master Fundo de Investimento Mul; Verde AM BB Prev Qualificado Fife FI Multimercado; Verde AM Btg Prev Fife Master FIM; Verde AM Ehb Fundo de Investimento em Ações; Verde AM Icatu Discere Prev Fife Fundo de Investimento Multi; Verde AM Icatu Previdência Master FIM Previdenciario; Verde AM Long Bias 70 Advisory XP S. P. M. FIM; Verde AM Long Bias 70 BB Prev Master FI MM; Verde AM Long Bias 70 Itaú Prev Master FIM; Verde AM Long Bias 70 Red Prev Master FIM; Verde AM Long Bias Icatu Prev Fife Fundo de Investimento Mul; Verde AM Long Bias Master Fundo de Investimento em Ações; Verde AM Performance Fundo de Investimento em Ações; Verde AM Scena Advisory XP Seguros Master Fundo de Investime; Verde AM Strategy II Master Fundo de Investimento em Ações; Verde AM Valor Dividendos FIA; Verde Equity Master FI em Ações; e Verde Master FI Multimercado

At the Extraordinary General Shareholders’ Meeting

Shareholders present via the electronic participation system:

The Bank of New York ADR Department
By Proxy: Christiano Marques de Godoy, CPF: 000.001.540-78

Amundi Esg Global Low Carbon Fund; Amundi Funds; Amundi Index Solutions; Best Investment Corporation; BNP Paribas Easy Msci Emerging Esg Filtered Min TE; Candriam Equities L; Fidelity Funds - Latin America Fund; Jpmorgan Funds; Lcl Actions Emergents; Lpp I Global Equities Fund; MG Funds 1 Blackrock Emerging Markets Equity Fund; Most Diversified Portfolio Sicav; Onemarkets Fund; Schroder Investment Management Brasil; Stichting Juridisch Eigenaar Actiam Beleggingsfondsen; Stichting Juridisch Eigendom Fgr Vgz; e Stichting Pensioenfonds Voor de Architectenbureaus
By Proxy: Christiano Marques de Godoy, CPF: 000.001.540-78

Ascese Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; e Dynamo Cougar Master - FIA
By Proxy: Bruno Pinheiro Lima Rapparini Soares, CPF: 132.354.527-10; e Gabriel Vieira Marx Andrade, CPF: 124.296.687-00

Alden Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Fundacao Arymax; Jorge Feffer; Polpar S/A; Ruben Feffer; e Suzano Holding S A
By Proxy: Maria Cecilia de Castro Neves Ipinã CPF: 938.418.767-49

Shareholders present by means of a distance voting ballot:

By bookkeeper:

1895 Fonds Fgr; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abn Amro Funds (lux); Abu Dhabi

Exhibit 99.1
Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Aegon Custody BV; Aegon Custody BV RE MM Emerging Markets Fund; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; Allspring Coll Inves Tru Decl of Tru Esta Inv for em Ben Tru; American Heart Association, Inc.; Andra Ap-fonden; Antipodes Emerging Markets Fund; Antipodes Global Fund; Antipodes Global Fund - Long; Antipodes Global Shares (quoted Managed Fund); Aqr Emerging Equities Fund LP; Aqr Innovation Fund, L.P.; Aqr Ucits Funds; Arero - Der Weltfonds -nachhaltig; Arga Emerging Markets Equity Fund A Sub-fund of A. Funds Tru; Arga Emerging Markets EX China Fund, A Series of A; Arga Emerging Markets Select Fund, LP; Arga Emerging Markets Value Equity Cit Fund; Arga Emerging Markets Value Fund; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Asset Management Exchange Ucits Ccf; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund - Aktien Emerging Markets Index; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Axa Investment Managers Schweiz AG ON Behalf of AX; Axa Rosenberg Equity Alpha Trust; Axa World Funds - Framlington Emerging Markets; Barclays Multi-manager Fund Public Limited Company; Benefit Funds Investment Trust - Emerging Markets; Betashares Climate Change Innovation ETF; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bmo Private Emerging Markets Equity Portfolio; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bpi Brasil, Fundo de Investimento Aberto Flexivel; Brandes Emerging Markets Value Fund; Brandes Institutional Equity Trust; Brandes Investment Funds P L Company / Brandes e M V Fund; Brandes Investment Partners, LP 401(k) Plan; Brandes Investment Trust - Brandes Ins Emerging Markets Fund; Bridgewater Active Sustainable Equities, LP; Bridgewater Implementation Fund Iv, LLC; Bridgewater Pure Alpha Euro Fund, Ltd.; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; Brighthouse Funds Trust I-ssga Emerging Markets EN; British Columbia Investment Management Corporation; BW Dmo Fund, Ltd.; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Pension Plan Investment Board; Canada Post Corporation Registered Pension Plan; Candriam Global Emerging Markets Equities Fund LP; Cardano Global Sustainable Equity Fund; Caresuper; Cathay United Bank, IN Its Capacity as Master Coeib Fund; Catholic Responsible Investments International Equ; Causeway Emerging Markets Equity Cit; Causeway Emerging Markets Fund; Causeway Funds Plc; Causeway International Opportunities Fund; Causeway International Opportunities Group Trust; Causeway Multi-fund LLC - Emerging Markets Equity Series A; Central Provident Fund Board; Challenge Funds; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Claritas Long Bias Fundo de Investimento Multimercado; Claritas Long Bias Prev Fife FIM; Claritas Long Short Master Fundo Investimento Multimercado; Claritas Quant Master FIM; Claritas Quant Master II FIA; Claritas Total Return Master FIM; Claritas XP Long Bias Previdência Fife Fundo de Investimento; Claritas XP Total Return Previdência Fife Fundo de Investime; Clinton Nuclear Power Plant Qualified Fund; College Retirement Equities Fund;

Exhibit 99.1
Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Colorado Public Employees Ret. Association; Columbia em Core Ex-china ETF; Commingled P T F (em M E) of JP M Chase Bank; Commingled Pen TR FD (activebuilders em Mkts Eq) of Jpmcb na; Commingled Pension Trust Fund (emerging Markets Equity Index; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Emerging Markets Fund 2; Commonwealth Emerging Markets Fund 4; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 16; Commonwealth Specialist Fund 4; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; Cordius B; County Employees Annuity and Benefit FD of the Cook County; Cust. B. O. J. Ltd. A. T. F. R. B. L. A. T. F. J. G. D. M. F; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. as Trustee for Emergin; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Danske Invest Sicav - Global Emerging Markets; Dela Natura- EN Levensverzekeringen N.V.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Asset Wealth Management Investment Gmbh for D Gpf; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Diversified Real Asset Cit; Dodge Cox Emerging Markets Stock Fund; Drz Emerging Markets, LP; Dws Advisors Emerging Markets Equities-passive; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Earnest Institutional LLC; Eastspring Investments; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; em Brazil Trading LLC; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets EQ Fund A Series of 525 Market ST Fund LLC; Emerging Markets Equity Fund; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Select ETF; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Emerging Markets Large/Mid Cap Fund; Employees Retirement Fund of the City of Dallas; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Eurizon Capital Sgr S.P.A; Eurizon Emerging Leaders Esg 50 - Gennaio 2027; Eurizon Emerging Leaders Esg 50 - Luglio 2026; Eurizon Emerging Leaders Esg 50 - Novembre 2026; Eurizon Emerging Leaders Esg 50 - Settembre 2026; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Ewp PA Fund, Ltd.; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; Federated Hermes Global Allocation Fund; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Group Trust for Emp Ben Plans: Fiam Emer Mkts Com Pool; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fiam Select Global Plus All Cap Commingled Pool; Fidelity Advisor Series Viii: Fidelity Advisor F. e.M. Fund; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Institutional Funds Icvc - Select em MA EQ Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Sai Sustainabl; Fidelity Investment Trust: Fidelity Series Emergin; Fidelity Investment Trust: Fidelity Series Sustain; Fidelity Investment Trust: Fidelity Sustainable em; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investment Trust: Fidelity Total International EF; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street

Exhibit 99.1
Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Alphadex Fund; First Trust Gll Fund Plc - First TR Emerg Mkts Alph Ucits ET; First Trust Global F Plc - First T G e Income Ucits ETF; First Trust Latin America Alphadex Fund; Fisher Investments Institutional Funds Public Ltd Company; Flexshares Esg and Climate Emerging Markets Core Index Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Fmr Capital Inc.; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Franklin Fund Allocator Series - Franklin Global A; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Investment Funds; Freedom 100 Emerging Markets ETF; Fulcrum Funds Spc-fulcrum Energy-infraest-renewables Fund SP; Fulcrum Liquid Real Assets Fund; Fundamental Low V I e M Equity; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; Gam Investment Management (switzerland) AG F Z I I-z A e M P; General Organisation for Social Insurance; General Pension and Social Security Authority; Genus Emerging Markets Equity Componet; Global Trust Comp Fbo Aqr Collec Inv Trust-aqr e e C I Fund; Gmo Climate Change Fund, A Series of Gmo Trust; Gmo Climate Change Investment Fund, A Sub-fund of; Gmo Climate Change Select Investment Fund, A Sub-f; Gmo Climate Change Trust; Gmo Global R Return (ucits) F, A Sub-fund of Gmo Funds Plc; Gmo Implementation Fund, A Series of Gmo Trust; Gmo Resource Transition Fund, A Series of Gmo Trus; Gmo Resources Fund, A Series of Gmo Trust; Gmo Resources Ucits Fund, A Sub-fund of Gmo Invest; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government Employees Pension Fund; Government Pension Fund; Guidestone Funds Emerging Markets Equity Fund; H.e.S.T. Australia Limited; Halliburton CO Employee Benefit Master Trust; Handelsbanken Brasilien Tema; Handelsbanken Emerging Markets Index; Handelsbanken Global Index Criteria; Handelsbanken Latinamerika Tema; HC Capital Trust the Emerging Markets Portfolio; Helsana Versicherungen AG; Hexavest Emerging Markets Fund; Houston Municipal Employees Pension System; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; IG Jpmorgan Emerging Markets Fund; IG Jpmorgan Emerging Markets Fund II; Illinois Municipal Retirement Fund; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Intech Global All Country Enhanced Index Fund LLC; International Equities Passive B Unit Trust; International Equity Fund; International Expatriate Benefit Master Trust; International Monetary Fund; Invesco Cleantech ETF; Invesco Funds; Invesco Investment Management Ltd, Acting as Manag; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Emerging Markets Esg Universal Screen; Invesco Msci Global Timber ETF; Invesco Oppenheimer Global Multi-asset Growth Fund; Investerings Foreningen Danske Invest; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investeringsforeningen Nordea Invest Emerging Mkts e. KL; Investeringsforeningen Sparinvest Index Emerging Markets; Investeringsforeningen Syd Invest; Investors Group Trust Company Limited; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Multifactor Emerging Markets ETF; Ishares Edge Msci Multifactor Global ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci

Exhibit 99.1
Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Jnl Emerging Markets Index Fund; John Hancock Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; JP Morgan Chase Retirement Plan; Jpmorgan - IG Emerging Markets Pool II; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Emerging Markets Equity Core ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpool 1; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Investin Pro, Velliv Emerging MA; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Ld, Smart Beta-mandat; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kapitalforeningen Sampension Invest, Gem Enhanced; Kolumban II - Aktien Welt; Kraneshares Msci Emerging Markets EX China Index e; Lattice Emerging Markets Strategy ETF; Lazard Global Active Funds, Plc; Legal & General Collective Investment Trust; Legal & General Diversified Fund; Legal & General Future World Esg Emerging Markets; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Ccf; Legal General U. ETF P. Limited Company; LF Wales PP Emerging Markets Equity Fund; Lgiasuper Trustee; Lgps Central Emerging Markets Equity Active Multi; Lgps Central Global Equity Active Multi Manager FU; Liontrust Investment Funds I - Liontrust Latin America Fund; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Emerging Markets Fund; Mackenzie Emerging Markets Large Cap Fund; Mackenzie Emerging Markets Opportunities Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Mainstay Candriam Emerging Markets Equity Fund; Mainstay VP Emerging Markets Equity Portfolio; Managed Pension Funds Limited; Management Board Public Service Pension Fund; Manulife Emerging Markets Fund; Manulife Investment Manag Emerging Markets Equity Pooled Fun; Manulife Sobeys Mfs Emerging Markets Fund UT; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Mbb Public Markets I LLC; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Mfs Development Funds, LLC; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Research Fund; Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Resea; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Ministry of Economy and Finance; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Global Funds; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Esg Fund, L.P.; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Ex-china Equity Fund, L.; Mondrian Master Collective Investment Trust; Morgan Stanley Funds (uk) Multi-asset Sustainable; Morgan Stanley Funds (uk) Multi-asset Sustainable; Morgan Stanley Invest. Funds G. Balanced Sustainable Fund; Morgan Stanley Investment Funds Global Balanced Defensive FU; Morgan Stanley Investment Funds Global Balanced Fund; Morgan Stanley Investment Funds Global Balanced Income Fund; Motor Trades Association of Australia Superannuation F P L; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Nat West BK Plc as TR of ST James PL Emer Mkts Unit Trust; Nat West BK Plc as TR of ST James PL GL Emer Mkts Unit Fund; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National

Exhibit 99.1
Elevator Industry Pension Plan; National Employment Savings Trust; National Philanthropic Trust; National Westminster Bank Plc as Trustee of ST. JA; New Airways Pension Scheme; New Ireland Assurance Company Public Limited Company; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Teachers Retirement System; Ngs Super; Nomura Funds Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Nordea 2 Sicav; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Now: Pension Trustee Limited IN Its Capacity as TR; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nuveen/Sei Trust Company Investment Trust; Ohio Police and Fire Pension Fund; Oklahoma Public Employees Retirement System; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Pace Int Emerg Mark Equity Investments; Pacific Capital Ucits Funds Plc; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; People S Bank of China; Pepsico Inc. Master Retirement Trust; Peregrine Global Funds Pcc Limited; Pgim Funds Public Limited Company; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pingroup Collective Investment Trust; Pinnacle Icav - Antipodes Global Fund Long - Ucits; Pinnacle Icav - Antipodes Global Fund Ucits; Platinum Capital Limited; Platinum Global Fund; Platinum International Fund; Platinum Unhedged Fund; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Prime Super; Principal Funds, Inc - Diversified Real Asset Fund; Principal Funds, Inc-international Emerging Markets Fund; Principal Life Insurance Company; Principal Variable Contracts Funds Inc Int Emerg Mar Account; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Public Employees Pension Plan; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employees' Long-term Care Fund; Public Sector Pension Investment Board; Qsuper; Quilter Investors Timber Equity Fund A Sub Fund of; Rbc Vision Global Energy Transition Fund (incubato; Regime de Retraite D Hydro-quebec; Robeco Capital Growth Funds; Robeco QI Cust Sust Eme Mkts Enhanced Index Equities Fund; Robusta Emerging Markets Equity Fund; Russel Emerging Markets Equity Pool; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Tax-managed International; Russell Investment Company Tax-managed Real Assets; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Global Shares Index Fund; Russell Investments Real Assets; Russell Investments Sustainable Global Shares EX F; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schroder International Selection Fund; Schroder Intl Selection F - Latin American; Schroder Intl Selection Fd-emerging Mkts; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Seed Capital em EX China Portfolio of Allspring GR; Sei Global

Exhibit 99.1
Master Fund Plc - the Sei Factor Alloca; Sei Global Master Fund Plc, the Sei Emerging Mkt Equity Fund; Sei Inst Int Trust em Mkts Equity Fund; Sei Institutional Investments Trust- Emerging Markets e Fund; Shell Foundation; Shell TR (berm) Ltd as TR O Shell OV Con P F; Skagen Kon-tiki Verdipapirfond; Skyline Umbrella Fund Icav; Southern Company System Master Retirement; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spp Aktieindexfond Global; Spp Emerging Markets Sri; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of Connecticut Acting T. Its Treasurer; State of Minnesota State Employees Ret Plan; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets e N-l C Trust Fund; State Street Emerging Markets Equity Index Fund; State Street Global A Lux Sicav - SS em Sri Enhanced e F; State Street Global A. L. S. - S. S. e. M. Esg S. e. e. F.; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; State Treasurer of Mich Custodian of Public S Empl Rtmnt S; Stichting Bedrijfstakpensioenfonds V H Beroepsvervoer O D WE; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Bewaarder Beleggingen Menzis; Stichting Depositary Apg Eme Multi Client Pool; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Hoogovens; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Werk EN (re)integratie; Stichting Pensionenfonds Van de Metalektro (pme); Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Stk Long Biased Master Fundo de Investimento em Ações; Stk Long Only FIA; Storebrand Sicav; Strive Emerging Markets Ex-china ETF; Sun America Series Trust-emerging Markets Por; Sunamerica Series Trust SA Emerging Markets Equity; Superannuation Funds Management Corporation of S Australia; Sutter Health Master Retirement Trust; Sydbank A/S; Symmetry Panoramic Global Equity Fund; Symmetry Panoramic International Equity Fund; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T. Rowe Price QM Global Equity Fund; T.Rowe P.International Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement Allowances; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; Teachers Retirement System of the State of Illinois; Texas Permanent School Fund Corporation; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Bunting Family VI Socially Responsible LLC; the Church Commissioners for England; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master TR BK of Jp,ltd as TR of Schroder Brics EQ Mthr F; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as Tos Latin Aemf; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee FO; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400038099; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary A. of S. A. as. A. of the F. S. D. Fund; the Monetary Authority of Singapore; the Nomura T and

Exhibit 99.1
B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Pension Reserves Investment Management Board; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the United Nations Joints Staff Pension Fund; Threadneedle Investment Funds Icvc - Latin America; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; TM Fulcrum Diversified Absolute Return Fund; TM Fulcrum Diversified Liquid Alternatives Fund; Total International EX U.S. I Master Port of Master Inv Port; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Trinity College Cambridge; Trph Corporation; True Potential Adm Llp Oeic 2 True Potential Pictet Aggressi; True Potential Adm Llp Oeic 2 True Potential Pictet Balanced; True Potential Adm Llp Oeic 2 True Potential Pictet Cautious; True Potential Adm Llp Oeic 2 True Potential Pictet Defensiv; True Potential Adm Llp Oeic 2 True Potential Pictet Growth; U.S Steel Retirement Plan Trust; Ui-e - J P Morgan S/A DTVM; Uni-global Equities Emerging Markets; Unicare Savings Plan; United Corporations Limited; Universal Invest Luxembourg SA ON Behalf of Univest; Utah State Retirement Systems; Utd Nat Relief and Works AG for Pal Refugee IN the Near East; Valic Company I - Emerging Economies Fund; Valic Company I Global Strategy Fund; Vanderbilt University; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: Emerging Markets Portfo; Variable Insurance Products Fund Ii: International; Verdipapirfondet Dnb Global Emerging Markets; Verdipapirfondet Dnb Global Emerging Markets Indek; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Versus Capital Real Assets Fund LLC; Virginia Retirement System; Voya Emerging Markets Index Portfolio; Voya Multi-manager Emerging Markets Equity Fund; Voya Vacs Index Series em Portfolio; Voya Vacs Series Eme Fund; Warman Investments Pty. Limited; Washington State Investment Board; Wells Fargo (lux) Worldwide Fund; Wells Fargo Advant Emerging Markets Equity Fund; West Virginia Investment Management Board; West Yorkshire Pension Fund; Wisdomtree Emerg Mkts Quality Div Growth Fund; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Ex-china Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; Wisdomtree Emerging Markets Multifactor Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; Xtrackers; Xtrackers (ie) Public Limited Company; e Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

Sent directly to the Company:

Evolve Master Fundo de Investimento em Ações; FW Capital Master Fundo de Investimento em Ações -; Itaú Prev Master Verde AM FI Multimercado; Kapitalo Alpha Global Master FIM; Kapitalo K10 Master Fundo de Investimento Multimercado; Kapitalo K10 Previdência Master FI; Kapitalo K10 Previdncia II Master Fundo de Investimento Mult; Kapitalo Kappa Previdência Master Fundo de Investimento Mult; Kapitalo Kappa Previdncia II Master Fundo de Investimento MU; Kapitalo Master I Fundo de Investimento Multimercado; Kapitalo Master II Fundo de Investimento Multimercado; Kapitalo Master V FI Multimercado; Kapitalo Omega Previdência Master FIM; Kapitalo Sigma LLC - Bem - Distribuidora de Titulos e Valore; Kapitalo Tarkus Master FI em Ações; Kapitalo Zeta Master Fundo de Investimento em Ações; LG Event Driven Master Plus FIM Investimento no Exterior; Lis Fife

Exhibit 99.1
Previdenciario Qualificado FIA; Lis Value Fundo de Investimento em Ações; Skopos Blue Birds FIA; Skopos Master Fundo de Investimento em Ações; Skopos Mib Imat Fundo de Investimento em Ações; Verde AM Ações Master Fundo de Investimento em Ações; Verde AM B Long Bias Previdenciario Fife Fundo de Investimen; Verde AM B Previdência Fife Master Fundo de Investimento Mul; Verde AM BB Prev Qualificado Fife FI Multimercado; Verde AM Btg Prev Fife Master FIM; Verde AM Ehb Fundo de Investimento em Ações; Verde AM Icatu Discere Prev Fife Fundo de Investimento Multi; Verde AM Icatu Previdência Master FIM Previdenciario; Verde AM Long Bias 70 Advisory XP S. P. M. FIM; Verde AM Long Bias 70 BB Prev Master FI MM; Verde AM Long Bias 70 Itaú Prev Master FIM; Verde AM Long Bias 70 Red Prev Master FIM; Verde AM Long Bias Icatu Prev Fife Fundo de Investimento Mul; Verde AM Long Bias Master Fundo de Investimento em Ações; Verde AM Performance Fundo de Investimento em Ações; Verde AM Scena Advisory XP Seguros Master Fundo de Investime; Verde AM Strategy II Master Fundo de Investimento em Ações; Verde AM Valor Dividendos FIA; Verde Equity Master FI em Ações; e Verde Master FI Multimercado

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